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                                                                     Exhibit 12



FOR IMMEDIATE RELEASE

                                        Contact:  Paul Stoffel
                                                  Chairman
                                                  (214) 750-7778

                                                  Thomas E. Kiraly
                                                  Executive Vice President &
                                                  Chief Financial Officer

                     BRC  RESPONDS TO MATADOR LITIGATION

DALLAS, TEXAS -November 2, 1998 - BRC HOLDINGS, INC. ("BRC") (NASDAQ-BRCP) announced today that it has been notified that Matador Capital Management Corporation and certain of its affiliates have filed suit in Delaware Chancery Court against BRC, ACS Acquisition Corporation ("ACS Acquisition"), Affiliated Computer Services, Inc. ("ACS") and the directors of BRC, making certain allegations regarding the negotiation and contents of a Merger Agreement among BRC, ACS and ACS Acquisition and regarding the BRC's public disclosures relating thereto. Among other relief sought, the plaintiffs in this lawsuit seek to enjoin the consummation of a tender offer recently commenced by ACS and ACS Acquisition for 51% (on a fully diluted basis) of the outstanding common stock of BRC or the consummation of any transaction contemplated in the related Merger Agreement.

BRC is currently reviewing the allegations made in this litigation and expects to vigorously defend the suit.

BRC Holdings, Inc., based in Dallas, Texas, is an information technology services firm with 30 years experience in providing consulting, project management, technical support and systems services that enable its clients to achieve their strategic and operational objectives. BRC specializes in information technology outsourcing, consulting, information systems and document management. BRC is ITAA*2000 certified. For more information about BRC, visit the Company's web site at www.brcp.com.

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ACS is based in Dallas, Texas, and has operations primarily in North America, as well as Central America, South America, Europe and the Middle East. ACS provides a full range of business services including technology outsourcing, business process outsourcing, electronic commerce, professional services and systems integration. The Company's Class A common stock trades on the New York Stock Exchange under the symbol "AFA". Visit ACS on the Internet at www.acs-inc.com.

Statements about the Company's outlook and all other statements in this release other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside BRC's control, that could cause actual results to differ materially from such statements. While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; market responses to the Company's product and service offerings, pricing pressures, results from litigation, the timely development and acceptance of new products and services, changes in customer preferences, inventory risks due to shifts in market demand and the successful consummation of the transactions contemplated in its merger agreement with Affiliated Computer Services, Inc. Consequently, the actual results realized by the Company could differ materially from the statements made herein. Shareholders of the Company are cautioned not to place an undue reliance on the forward-looking statements made herein.